Exhibit 10(a)

AMENDMENT NO. 2

dated as of April 1, 2002

to

RECEIVABLES PURCHASE AGREEMENT

Dated as of November 20, 2001

This AMENDMENT NO. 2 (the "*Amendment*") is executed as of April 1, 2002, among TRW RECEIVABLES INC., a Delaware corporation, as Seller, TRW INC., an Ohio corporation, as Servicer, CHARTA CORPORATION, Delaware corporation (" *Charta*"), CIESCO, L.P., a New York limited partnership (" *CIESCO*"), WCP FUNDING, INC., a Delaware corporation (" *WCP*"), CORPORATE RECEIVABLES CORPORATION, a California corporation ("*CRC*"), and CORPORATE ASSET FUNDING COMPANY, INC., a Delaware corporation ("*CAFCO*") (Charta, Ciesco, WCP, CRC and CAFCO are collectively referred to as the " *Conduit Purchasers*" and each, individually, a "*Conduit Purchaser*"), CITIBANK, N.A., as Committed Purchaser and Managing Agent, and CITICORP NORTH AMERICA, INC., a Delaware corporation, as Agent for the Conduit Purchasers and the Committed Purchasers. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the "RPA" referred to below.

WITNESSETH:

WHEREAS, the Seller, the Servicer and the other parties hereto are parties to that certain Receivables Purchase Agreement dated as of November 20, 2001 (as amended, the " *RPA*"); and

WHEREAS, the parties hereto have agreed to amend the RPA on the terms and conditions hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. *Amendments to the RPA*. The RPA is hereby amended as follows:

1.1 The following definitions are hereby amended and restated in their entirety as follows:

> ' "*Affiliate Obligor Overconcentration Amount*" means, at any time, the amount by which the aggregate Outstanding Balance of Eligible Receivables owing from Affiliate Obligors exceeds the product of (i) 10.0% and (ii) the   *Unadjusted Net Receivables Pool Balance at such time*.'

' "*Canadian Obligor Overconcentration Amount*" means, at any time, the amount by which the aggregate Outstanding Balance of Eligible Receivables owing by Canadian Obligors exceeds the product of (i) 10.0% and (ii) the *Unadjusted Net Receivables Pool Balance at such time* .'

' "*Dilution Reserve*" means, at any time, an amount equal to the product of (i) the Dilution Reserve Percentage and (ii) *the Unadjusted Net Receivables Pool Balance at such time* .'

' "*Loss Reserve*" means, at any time, an amount equal to the product of (i) the Loss Reserve Percentage and (ii) *the Unadjusted Net Receivables Pool Balance at such time* .'

' "*Net Receivables Pool Balance*" means at any time of calculation hereunder, an amount equal to (i) Unadjusted Net Receivables Pool Balance at such time, minus (ii) the Aggregate Overconcentration Amount at such time.'

' "*Obligor Overconcentration Amount*" means, at any time, *the sum of (A)* the aggregate, for all Obligors *not having a Special Concentration Limit*, of the amounts by which the aggregate Outstanding Balance of all Eligible Receivables of each such Obligor exceeds the product of (i) the applicable Concentration Limit for such Obligor and (ii) the *Unadjusted Net Receivables Pool Balance* at such time, *plus (B) the aggregate, for all Obligors having a Special Concentration Limit, of the amounts by which the aggregate Outstanding Balance of all Eligible Receivables of each such Obligor exceeds the lesser of (1) the product of (I) the applicable Special Concentration Limit for such Obligor and (II) the Unadjusted Net Receivables Pool Balance at such time and (2) the product of (x) the applicable Special Concentration Limit for such Obligor and (y) the Purchase Limit at such time*.'

1.2 The following definition is added in the appropriate location:

' "*Unadjusted Net Receivables Pool Balance*" means at any time of calculation hereunder, an amount equal to (i) the Outstanding Balances of all Eligible Receivables, minus (ii) the aggregate Outstanding Balance of Defaulted Receivables that would otherwise be Eligible Receivables at such time, minus (iii) all cash Collections received by the Servicer in respect of the Receivables described in clause (i) above which have not been applied to reduce the Outstanding Balance of such Receivables, minus (iv) the aggregate amount of reductions that would result from the application of all Dilution Factors which have not yet been applied by the Servicer to the Outstanding Balance of any Receivables.'

1.3 Clause (iii) of Section 5.01(m) is hereby deleted in its entirety and replaced with the following:

"(iii) *by no later than March 29, 2002* , (A) all Collections currently remitted to the Lock-Box Account maintained at Comerica Bank are re-directed to a Lock-Box Account subject to a Lock-

Box Agreement or (B) a Lock-Box Agreement is entered into with respect to the Lock-Box Accounts maintained at Comerica Bank"

1.4 Clause (iii) of Section 5.04(x) is hereby deleted in its entirety and replaced with the following:

"(iii) *by no later than March 29, 2002*, (A) all Collections currently remitted to the Lock-Box Account maintained at Comerica Bank are re-directed to a Lock-Box Account subject to a Lock-Box Agreement or (B) a Lock-Box Agreement is entered into with respect to the Lock-Box Accounts maintained at Comerica Bank"

1.5 Item 3 on Schedule IV is hereby deleted in its entirety and replaced with the following:

"3. *By no later than March 29, 2002,* the Seller shall take all steps necessary to (A) re-direct all Collections currently remitted to the Lock-Box Account maintained at Comerica Bank to a Lock-Box Account subject to a Lock-Box Agreement or (B) enter into a Lock-Box Agreement with respect to the Lock-Box Accounts maintained at Comerica Bank."

Section 2. *Effective Date*. This Amendment shall become effective and shall be deemed effective as of the date first written above when the Agent shall have received a copy of this Amendment duly executed by each of the parties hereto.

Section 3. *Reference to and Effect on the RPA.* Upon the effectiveness of this Amendment, (i) the Seller and the Servicer each hereby reaffirms all covenants, representations and warranties made by it in the RPA to the extent the same are not amended hereby and agrees that all such covenants, representations and warranties shall be deemed to have been remade as of the effective date of this Amendment and (ii) each reference in the RPA to "this Agreement", "hereunder", "hereof", "herein" or words of like import shall mean and be, and any references to the RPA in any other document, instrument or agreement executed and/or delivered in connection therewith shall mean and be, a reference to the RPA as amended hereby.

Section 4. *Expenses*. The Seller hereby reaffirms its obligations under *Section* 10.06*(a)* of the RPA to pay the reasonable fees, costs and expenses (including, without limitation, the reasonable fees and expenses of counsel) incurred by the Agent and the Managing Agent in connection with the execution and delivery of this Amendment and the agreements and instruments related hereto.

Section 5. *Effect*. Except as otherwise amended by this Amendment, the RPA, the Sale Agreement, the Transfer Agreements and the other Facility Documents shall each continue in full force and effect and are hereby ratified and confirmed.

Section 6. *Governing Law*. This Amendment will be governed by and construed in accordance with the laws of the State of New York.

3

Section 7. *Severability.* Each provision of this Amendment shall be severable from every other provision of this Amendment for the purpose of determining the legal enforceability of any provision hereof, and the unenforceability of one or more provisions of this Amendment in one jurisdiction shall not have the effect of rendering such provision or provisions unenforceable in any other jurisdiction.

Section 8. *Counterparts.* This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

TRW RECEIVABLES INC., as Seller

By /s/ E. L. Bennardo
_____

    Name: E. L. Bennardo
    Title: Assistant Treasurer

TRW INC., as Servicer

By /s/ Ronald P. Vargo
_____

    Name: R. P. Vargo
    Title: Vice President and Treasurer

CITICORP NORTH AMERICA, INC., as Agent

By /s/ David J. Donofrio
_____

    Name: David J. Donofrio
    Title: Vice President

CHARTA CORPORATION

By: Citicorp North America, Inc., as Attorney-in-Fact

By /s/ David J. Donofrio
_____

    Name: David J. Donofrio
    Title: Vice President

CIESCO, L.P.
By: Citicorp North America, Inc., as Attorney-in-Fact

By /s/ David J. Donofrio
_____

    Name: David J. Donofrio
    Title: Vice President


Signature Page
to
Amendment No. 1


CORPORATE ASSET FUNDING COMPANY, INC.

By: Citicorp North America, Inc., as Attorney-in-Fact

By /s/ David J. Donofrio
_____

Name: David J. Donofrio
Title: Vice President

CORPORATE RECEIVABLES CORPORATION

By: Citicorp North America, Inc., as Attorney-in-Fact

By /s/ David J. Donofrio
_____

Name: David J. Donofrio
Title: Vice President

WCP FUNDING, INC.

By: Citicorp North America, Inc., as Attorney-in-Fact

By /s/ David J. Donofrio
_____

Name: David J. Donofrio
Title: Vice President

CITIBANK, N.A., as Committed Purchaser and Managing Agent

By /s/ David J. Donofrio
_____

Name:
Title: Attorney-in-fact


Signature Page
to
Amendment No. 1
